IDAHO

MUTUAL TRUST
COMMUNITY FINANCE CO-OP

August 15, 2012

VIA FACSIMILE (202-772-9198)

Michael R. Clampitt
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Idaho Mutual Trust Community Finance CO-OP, LLC
    Pre-Qualification Amendment 5 to the Offering Statement on Form 1-A
    Commission File No. 24-10311

Dear Mr. Clampitt:
We would like to have this Amendment become qualified on August 20, 2012, or as soon as practicable thereafter, and therefore respectively request an order to that effect.
We hereby acknowledge the following:

(1)   That should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

(2)   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)   The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

Please contact the undersigned at your earliest convenience should you have any questions or comments concerning the filing.

Idaho Mutual Trust Community Finance Co-op, LLC, a Delaware limited liability company
        By IMTCF, LLC, an Idaho limited liability company, as the Manager of Idaho Mutual Trust Community Finance Co-op, LLC



Thomas Buuck, Manager

12594 W. Explorer Dr. Suite 100 • Boise, ID 83713 • P: 208-287-3000 • F: 208-639-8169